UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

Tennant Company
Retirement Savings Plan

Financial Statements
December 31, 2017 and 2016

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Benefits Committee and Plan Participants
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Tennant Company Retirement Savings Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America..

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

A member of Nexia International

Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value:
Registered investment companies	$225,248,349	$333,657,350
Common Collective Trusts	163,491,959	—
Tennant Company common stock	45,634,822	51,391,663
Total investments	434,375,130	385,049,013

Receivables:
Tennant Company contributions	171,998	4,304,724
Participants contributions	7,236	36,713
Transfers from DB plan	410,418	—
Notes from participants	6,802,884	6,744,885
Accrued Interest	2,045	—
Total receivables	7,394,581	11,086,322
Total assets	441,769,711	396,135,335

Net assets available for benefits	$441,769,711	$396,135,335
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions to Net Assets Available for Benefits Attributed to:
Investment income:
Net appreciation in fair value of investments	$45,936,256
Dividends and interest	8,159,213
Dividends — Tennant Company common stock	554,348
Other	7,429
Net investment income	54,657,246

Interest income from notes receivable from participants	349,391

Contributions:
Participant	12,733,428
Rollovers	2,899,223
Tennant Company (employer)	4,385,365
Total contributions	20,018,016
Total additions	75,024,653

Deductions From Net Assets Available for Benefits Attributed to:
Distributions to participants	35,223,432
Administrative expense	485,411
Total deductions	35,708,843

Net increase	39,315,810

Net assets transferred into this plan:	6,318,566

Net assets available for benefits:
Beginning of year	396,135,335
End of year	$441,769,711
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 1.    Plan Description
General: The following brief description of the Tennant Company Retirement Savings (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Benefits: The Tennant Company Retirement Savings plan offers 401(k) pre-tax and post-tax deferral, matching and discretionary contributions from the company, with in-plan Roth conversion. Participant’s aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due.

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) pre and post tax, and matching contributions immediately upon hire. Eligibility to participate in the discretionary profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. Participants are fully vested in all contributions to their accounts and the full value of a participant’s account is payable following termination of employment under any of the following circumstances:

a.	Normal retirement at age 65

b.Retirement at any time between the ages of 55 and 65

c.Disability retirement at any age

d.Voluntary termination of employment by employee

e.Involuntary termination or layoff other than for cause

f.Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash or in-kind shares of Tennant Company stock, if so elected.

In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.Participant reaches age 59½

b.Immediate and heavy financial need

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 1.    Plan Description (Continued)
Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and investment earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock, subject to certain limitations.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.

Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or post-tax basis subject to certain limits. Employees can contribute to the Plan up to 75% of their certified earnings as defined. The Plan provides for a matching contribution; an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of certified earnings as defined. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on certified earnings as defined. There was no discretionary contribution made for the year ended December 31, 2017. Participants may also rollover amounts into the Plan representing distributions from other qualified retirement plans.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Vanguard from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 6.25 percent through November 2027. Principal and interest payments are received ratably from participants through monthly payroll deductions.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 2.    Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes from participants: Notes which have exceeded the cure period are considered delinquent notes and are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2017, or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2017 statement of net assets available for benefits.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 3.    Investments
The Plan’s investments in Tennant Company stock at December 31, 2017 and 2016, are presented in the following table:

Tennant Company Common Shares	2017	2016

Number of shares	623,639	717,428
Cost	$18,230,632	$18,853,936
Market	45,634,822	51,391,663
Note 4.    Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 4. Fair Value Measurements (continued)
Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Investments in collective trust funds are valued at the net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities and has a readily determinable price. Participant’s transactions (purchases and sales) may occur daily. Were the plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that liquidation will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$225,248,348	$—	$—	$225,248,348
Tennant Company common stock	45,634,822	—	—	45,634,822
Collective Trust Funds	—	163,491,960	—	163,491,960
Total investment assets at fair value	$270,883,170	$163,491,960	$—	$434,375,130

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$333,657,350	$—	$—	$333,657,350
Tennant Company common stock	51,391,663	—	—	51,391,663
Total investment assets at fair value	$385,049,013	$—	$—	$385,049,013
Note 5.    Party-in-Interest Transactions
The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA. In 2017 there were purchases of $14,200,455, sales of $20,757,233, and dividends of $554,348 that were related to the company’s general stock and ESOP stock funds.
Note 6.    Tax Status

The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated May 31, 2017, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. As a condition of the qualified status, an amendment was recommended and made to the plan in August 2017 as requested by the IRS, to make clear the manner in which distributions to non-spouse beneficiaries are treated, and the period over which a participants ESOP account will be paid. Note that the changes made by these amendments were not changes to how the plan was being administered but added the language describing the rules.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Note 6.    Tax Status (continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7. Delinquent Contributions

During 2017, payroll adjustments resulted in delinquent participant’s contributions to the Plan in the amount of $210.27. Of this amount $139.33 was not corrected until April 2018. In addition a one-time QNEC contribution was made in January 2018 for the 2017 plan year as required by IRS procedures to correct a failure to defer salary under the Plan for one participant in the amount of $7,236.00.
Note 8. Advance Contributions from DB Plan
During 2017, the Company terminated and liquidated its defined benefit plan. The excess funds remaining after termination were received into this plan in the amount of $6,318,566. These funds will be held as an advanced contribution and distributed to participants as discretionary profit sharing contributions in future years, based on company performance.

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2017

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51*
Participant Contributions Transferred Late to the plan for year ended 12/31/17	$—	$7,236	$—	$—

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2017

		Description of Investment, Including
		Maturity Date, Rate of Interest,
(A)	Identity of Issue, Lessor or Similar Party (B)	Collateral, Par or Maturity Value ** (C)	Current Value (E)
	Registered investment companies:
*	Vanguard Wellington Fund	Mutual fund	$60,265,324
	Metropolitan West Total Return Bond Fund	Mutual fund	33,386,836
*	Vanguard Fed Money Market	Mutual fund	31,852,358
*	Institutional Target Retirement 2030 Fund	Mutual fund	14,646,802
*	Institutional Target Retirement 2035 Fund	Mutual fund	13,645,490
*	Institutional Target Retirement 2020 Fund	Mutual fund	10,894,687
*	Institutional Target Retirement 2025 Fund	Mutual fund	9,872,044
*	Institutional Target Retirement 2045 Fund	Mutual fund	9,714,955
*	Institutional Target Retirement 2040 Fund	Mutual fund	8,799,096
	DFA Emerging Markets Core Equity Port	Mutual fund	7,413,202
*	Institutional Target Retirement 2050 Fund	Mutual fund	6,262,666
*	Vanguard Total BND MKT IDX ADM	Mutual fund	5,630,043
*	Institutional Target Retirement Income Fund	Mutual fund	3,703,268
*	Institutional Target Retirement 2015 Fund	Mutual fund	3,408,009
*	Institutional Target Retirement 2055 Fund	Mutual fund	2,615,930
	GMO Benchmark FR ALLOC SER FD R6	Mutual fund	1,200,511
	Harbor International Growth Fund	Mutual fund	822,841
*	Institutional Target Retirement 2060 Fund	Mutual fund	732,257
	Causeway International Value Fund	Mutual fund	381,072
*	Institutional Target Retirement 2065 Fund	Mutual fund	958
			225,248,349
	Common collective trusts
	L&G S&P 500 DC CIT	Collective trust fund	107,858,503
	L&G MSCI EAFE DC CIT	Collective trust fund	29,698,707
	L&G Russell 2000 DC CIT	Collective trust fund	25,934,749
			163,491,959

*	Tennant Company common stock	Common stock, 623,639 shares, par
		value $0.375; cost is $18,230,632	45,634,822
*	Participants	Notes from participants, ranging
		between 5.25% and 6.25%, maturing
		through November 2027	6,802,884
			$441,178,014
*Represents party in interest.
**Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 15, 2018	/s/ Vicki L. Haugen
Vicki L. Haugen
Tennant Company